EXHIBIT 99.3

BETTERLIFE PHARMA INC.

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON TUESDAY, JUNE 25, 2024

You are receiving this notification because BetterLife Pharma Inc. (the “Corporation”) has opted to use the “notice and access” model for the delivery of its management information circular (the “Information Circular”) to the holders (the “Shareholders”) of common shares in the capital of the Corporation in respect of its annual general meeting of Shareholders to be held on Tuesday, June 25, 2024 (the “Meeting”).

Under “notice and access” instead of receiving paper copies of the Information Circular, Shareholders are receiving this notice with information on how to access the Information Circular electronically. Shareholders will also be receiving a proxy or voting instruction form, as applicable, together with this notification to use to vote at the Meeting.

The use of this alternative means of delivery is more environmentally friendly and more economical. It reduces the Corporation’s paper use and it also reduces the Corporation’s printing and mailing costs.

MEETING DATE AND LOCATION

WHEN:	Tuesday, June 25, 2024 10:00 A.M Pacific Time
WHERE:

Join the Meeting at +1 778 907 2071 (Vancouver), +1 647 374 4685 (Toronto), +1 646 558 8656 (New York), +49 69 7104 9922 (Germany) (or find your local number at

https://us02web.zoom.us/u/kjXaE0ZYo)

Meeting ID: 857 0367 5252

Passcode: 206655

The meeting can also be access online at:

https://us02web.zoom.us/j/85703675252?pwd=OGNsU0RRQ3crdVB3UGVGalhzMzJJQT09

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS AT THE MEETING:

•

FINANCIAL STATEMENTS: to receive and consider the consolidated audited financial statements of the Corporation for the year ended January 31, 2023, together with the auditor’s report thereon. See the section entitled “Financial Statements” in the Information Circular.

•

APPOINTMENT AND REMUNERATION OF AUDITORS: to appoint MNP LLP, as auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration. See the section entitled “Appointment of Auditor” in the Information Circular.

•	FIX THE NUMBER OF DIRECTORS: to set the number of directors of the Corporation at four (4). See the section entitled “Number of Directors” in the Information Circular.

•	ELECTION OF DIRECTORS: to elect four (4) directors of the Corporation for the ensuing year. See the section entitled “Election of Directors” in the Information Circular.

•	OTHER BUSINESS: to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

SHAREHOLDERS ARE REMINDED TO REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING.

BETTERLIFE PHARMA INC.

WEBSITES WHERE THE INFORMATION CIRCULAR IS POSTED:

The Information Circular can be viewed online under the Corporations profile at www.sedarplus.ca or on the Corporation’s website at http://www.eproxy.ca/BetterLife/2024AGM/

The Financial Statement Request Card will be mailed to Shareholders together with the proxy or voting instruction form, as applicable, and this notification to use to vote at the Meeting.

HOW TO OBTAIN PAPER COPIES OF THE INFORMATION CIRCULAR

Shareholders may request paper copies of the Information Circular and other meeting materials, including the audited consolidated financial statements of the Corporation for the year ended January 31, 2023 and the report of the auditors thereon and related Management’s Discussion and Analysis, by first class mail, courier or the equivalent at no cost to the shareholder. Requests must be made by email to proxy@endeavortrust.com or by calling toll-free at 1-888-787-0888. Requests may be made up to one year from the date the Information Circular was filed on SEDAR.

For Shareholders who wish to receive paper copies of the Information Circular in advance of the voting deadline, requests must be received no later than June 14, 2024. The Information Circular will be sent to such Shareholders within three business days of their request if such requests are made before the Meeting. Following the Meeting, the Information Circular will be sent to such Shareholders within ten days of their request.

Requests must be made by email to proxy@endeavortrust.com or by calling toll-free at 1-888-787-0888.

VOTING

YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities, you must vote using the method set out in the enclosed voting instruction form or proxy.

Registered Holders are asked to return their proxies using the following methods by the proxy deposit date noted on the proxy, which is by 10 a.m., Pacific Time on Friday, June 21, 2024:

ONLINE:	Go to www.eproxy.ca and follow the instructions.
EMAIL:	Send to proxy@endeavortrust.com
FACSIMILE:	Fax to Endeavor Trust Corporation. at 604-559-8908.
MAIL:	Complete the form of proxy or any other proper form of proxy, sign it and mail it to: Endeavor Trust Corporation Suite 702, 777 Hornby Street, Vancouver, BC V6Z 1S4

Beneficial Holders are asked to return their voting instructions using the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

INTERNET:	Go to proxyvote.com and follow the instructions.
MAIL:	Complete the voting instruction form, sign it and mail it in the envelope provided.

Shareholders with questions about notice and access can call toll free at 1-888-787-0888.

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